

Mail Stop 3628

July 9, 2009

Via Facsimile (214.661.6646) and U.S. Mail

Janie E. James, Esq.
Jackson Walker L.L.P.
901 Main Street, Suite 6000
Dallas, TX 75202

RE: i2 Telecom International, Inc.
Schedule TO-I, as amended
Filed July 1 and July 6, 2009
File No. 005-57499

Dear Ms. James:

      We have limited our review of the filing to those issues we have addressed in our comments. Where indicated, we think you should revise the filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand the Company's disclosure. After reviewing this information, we may raise additional comments. All defined terms used in this letter have the same meaning as in the filing listed above, unless otherwise indicated.

      The purpose of our review process is to assist the Company in the compliance with the applicable disclosure requirements and to enhance the overall disclosure in the filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO-I
Offer to Exchange

General

1.   Based on telephone conversations between you and the Staff, it appears that the Company is attempting to rely on the exemption from registration of the Company's issuance of shares of its common in this exchange offer provided by Section 3(a)(9) of the Securities Act of 1933, as amended. Please provide a brief analysis in support of the Company's eligibility to rely on Section 3(a)(9).

2.   We refer you to the second paragraph of page 2 regarding the exchange offer of the Company's outstanding non-convertible notes for shares of preferred stock of IP Holdings. Given the disclosure that in some instances noteholders will receive cash in such exchange, please advise us whether the issuance of preferred stock will be registered in accordance with the Securities Act of 1933, as amended, or alternatively, whether an exemption from such registration exists.

Withdrawal Rights, page 11

3.   We note that the Company restricts warrant holders' means of withdrawal to the same method such holders used to tender. Tell us in your response letter whether the Company considered the possibility that eligible warrant holders who tendered via one method, e.g. e-mail and Adobe PDF format, may not have access to the same method for purposes of submitting their withdrawal. Please provide us with a legal analysis as to why you believe restricting the means of withdrawing in this manner is in compliance with the withdrawal rights incorporated in Rule 13e-4(f)(2).

Conditions of the Offer, page 13

4.   We note your disclosure in the second paragraph of this section where you state that you will not be required to accept for exchange any eligible warrants tendered if, subject to certain limitations and the Company's reasonable judgment, certain listed events have been determined by the Company to have occurred and such occurrence makes it inadvisable for the Company to proceed with the Offer or to accept eligible warrants tendered for exchange. As the bidder, you have the right to waive any listed Offer condition. However, if a condition is "triggered," you may not waive the condition by failing to assert it. Such inaction would be, in our view, tantamount to a waiver of the applicable condition. Please confirm your understanding in your response letter. Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to warrant holders. Please confirm your understanding in your response letter.

5.   We note the language in the last paragraph in this section, to the effect that "[o]ur failure at any time to exercise any of these rights will not be deemed a waiver of any such rights." If an event triggers a listed Offer condition, and you determine to proceed with the Offer anyway, you have waived the Offer condition. See our comment above with respect to the possible need to extend the Offer and disseminate additional Offer materials. When an Offer condition is triggered by events that occur during the offer period and before the expiration of the Offer, you should inform target warrant holders how you intend to proceed immediately, rather than waiting until the end of the Offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding in your response letter.

6.   We note the condition described in the fifth clause on page 15 relating to "any *significant decrease or increase* in the market price of the shares of our Common Stock" (emphasis added). We do not object to the imposition of conditions in a tender offer provided that they are not within the direct or indirect control of the bidder and are specific and capable of objective verification when satisfied. Please revise the disclosure in this clause to allow for objective verification that the condition has been satisfied, such as by quantifying the percentage increase or decrease that will cause this condition to be triggered.

Forward-Looking Statements, page 24

7.   We note the disclaimer that you do not undertake any obligation to update any forward-looking statements. This disclaimer is inconsistent with your obligations under Rule 13e-4(e)(3) to amend the Schedule to reflect a material change in the information previously disclosed. Please revise.

Miscellaneous, page 25

8.   We note the disclosure in the third sentence of the first paragraph. If this language is intended to apply to holders of warrants located outside the United States, please note that the all-holders provision in Exchange Act Rule 13e-4(f)(8) applies equally to U.S. as well as non-U.S. target holders. Refer to the interpretive guidance in section II.G.1. of SEC Release 33-8957. Please advise us as to how the Company is complying with the all-holders provision in Rule 13e-4(f)(8), or revise the disclosure here consistent with that rule.

*   *   *

As appropriate, please amend the filing in response to these comments. You may wish to provide us with marked copies of the amended filing to expedite our review. Please furnish a cover letter with the amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing the amended filing and responses to our comments.

In connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of the filing or in response to our comments on the filing.

Please direct any questions to me at (202) 551-3444 or, in my absence, to Christina Chalk, Senior Special Counsel, at (202) 551-3263. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Perry J. Hindin
Special Counsel